As filed with the Securities and Exchange Commission on September 20, 2007
                                                  Registration Number: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             GS ENERGY CORPORATION
--------------------------------------------------------------------------------
               (Exact name of Registrant as specified in Charter)

      Delaware                                                  20-3148296
--------------------------------------------------------------------------------
 (State of Incorporation)                          (I.R.S. Employer I.D. Number)

                 One Penn Plaza, Suite 1612, New York, NY 10119
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                        2007 STOCK AND STOCK OPTION PLAN
--------------------------------------------------------------------------------
                              (Full Title of Plan)

                                 KEVIN KREISLER
                              GS Energy Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                 (212) 994-5374
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Agent for Service)

                                    Copy to:
                               ROBERT BRANTL, ESQ.
                                52 Mulligan Lane
                               Irvington, NY 10533
                                 (914) 693-3026

                         CALCULATION OF REGISTRATION FEE

     Title of                               Proposed Maximum       Proposed Maximum
     Securities          Amount to               Offering               Aggregate       Amount of
     to be Registered    be Registered(1)   Price per Share (2)    Offering Price (2)   Registration Fee
--------------------------------------------------------------------------------------------------------
     Common Stock,        525,000,000 shares        $0.0006           $315,000                $9.68
     $.001 par value
--------------------------------------------------------------------------------------------------------

(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 525,000,000 shares by $0.0006, the closing price of shares of the Common Stock on the OTC Bulletin Board on September 18, 2007.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

     GS Energy Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GS Energy's Annual Report on Form 10-KSB for the year ended December 31, 2006;

     (b) GS Energy's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007;

     (c) GS Energy's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007;

     (d) GS Energy's Current Report on Form 8-K dated May 22, 2007 as filed on May 25, 2007;

     (e) GS Energy's Current Report on Form 8-K dated June 22, 2007 as filed on June 25, 2007; and

     (f)  the   description   of  GS  Energy  Common  Stock   contained  in  its
          Registration Statement on Form SB-2 (No. 333-49166).

     GS Energy is also incorporating by reference all documents hereafter filed by GS Energy pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.       Description of Securities.

              Not Applicable.

Item 5.       Interests of Named Experts and Counsel.

     Robert Brantl, Esq., counsel to GS Energy, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of GS Energy.

Item 6.       Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.       Exemption from Registration Claimed.

     Not applicable.

Item 8.       Exhibits.

4.1  2007 Stock and Stock Option Plan

5    Opinion of Robert Brantl, Esq.

23.1 Consent of Rosenberg Rich Baker Berman & Co., C.P.A., P.A.

23.2 Consent of Robert  Brantl,  Esq.  is  contained  in his  opinion,  filed as
     Exhibit 5.


Item 9.       Undertakings.

              GS Energy hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GS Energy pursuant to the provisions of the Delaware General Corporation Law or otherwise, GS Energy has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GS Energy of expenses incurred or paid by a director, officer or controlling person of GS Energy in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GS Energy will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               REOFFER PROSPECTUS

                              GS ENERGY CORPORATION
                       525,000,000 Shares of Common Stock

     The shares are being offered by persons who are officers, directors or otherwise control persons of GS Energy Corporation. They acquired the shares from GS Energy, either as the recipients of grants of stock or by exercising stock options issued to them by GS Energy.

     The selling shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for GS Energy common stock to determine the prices for each sale. They expect each sale price to be near to the market price at the time of the sale.

     GS Energy common stock is listed for trading on the OTC Bulletin Board under the trading symbol "GSEG.OB."

     Purchase of GS Energy common stock involves substantial risk. Please see "Risk Factors," which begins on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              GS Energy Corporation
                           One Penn Plaza, Suite 1612
                               New York, NY 10119
                                  212-994-5374



                The date of this prospectus is September 20, 2007

                               TABLE OF CONTENTS

RISK FACTORS.................................................................-2-

SELLING SHAREHOLDERS.........................................................-6-

OTHER AVAILABLE INFORMATION..................................................-6-

INDEMNIFICATION..............................................................-7-

                                  RISK FACTORS

     You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

There is substantial doubt concerning our ability to continue as a going concern.

GS Energy had a net loss of $67,196 during the six months ended June 30, 2007, and GS Energy had $126,239 in cash at June 30, 2007. These matters raise substantial doubt about GS Energy's ability to continue as a going concern.
Management's plans include raising additional proceeds from debt and equity transactions and completing strategic acquisitions.

The exercise of our outstanding warrants and options and GS Energy's various anti-dilution and price-protection agreements could cause the market price of our common stock to fall, and may have dilutive and other effects on our existing stockholders.

The exercise of our outstanding warrants and options could result in the issuance of up to 237,500,000 shares of common stock, assuming all outstanding warrants and options are currently exercisable. Such issuances would reduce the percentage of ownership of our existing common stockholders and could, among other things, depress the price of our common stock. This result could detrimentally affect our ability to raise additional equity capital. In addition, the sale of these additional shares of common stock may cause the market price of our stock to decrease.

We may be unable to satisfy our current debts.

Our total liabilities as of June 30, 2007 were $2,453,882. We cannot afford to pay these amounts out of our operating cash flows.

We lack capital to fund our operations.

During the six months ended June 30, 2007 our operations used $48,955 in cash. In addition, during those six months we were required to make payments on some of our outstanding debts. Loans from some of our shareholders funded both the cash shortfall from operations and our debt service. Those individuals may not be able to continue to fund our operations or our debt service.

Our operations will suffer if we are unable to manage our rapid growth.

We are currently experiencing a period of rapid growth through internal expansion and strategic acquisitions. This growth has placed, and could continue to place, a significant strain on our management, personnel and other resources. Our ability to grow will require us to effectively manage our collaborative arrangements and to continue to improve our operational, management, and financial systems and controls, and to successfully train, motivate and manage our employees. If we are unable to effectively manage our growth, we may not realize the expected benefits of such growth, and such failure could result in lost sales opportunities, lost business, difficulties operating our assets and could therefore significantly impair our financial condition.

We may have difficulty integrating our recent acquisitions into our existing operations.

Acquisitions will involve the integration of companies that have previously operated independently from us, with focuses on different geographical areas. We may not be able to fully integrate the operations of these companies without encountering difficulties or experiencing the loss of key employees or customers of such companies. In addition, we may not realize the benefits expected from such integration.

Our use of percentage of completion accounting could result in a reduction or elimination of previously reported profits.

A substantial portion of our revenues are recognized using the percentage-of-completion method of accounting. This method of accounting results in us recognizing contract revenue and earnings over the term of a contract in the same periodic proportions as we incur costs relating to the contract. Earnings are recognized periodically, based upon our estimate of contract revenues and costs, except that a loss on a contract is recognized in full as soon as we determine that it will occur. Since the future reality may differ from our estimates, there is with each contract a risk that actual earnings may be less than our estimate. In that event, we are required to record an elimination of previously recognized earnings.

We will be unable to service our customers unless we can continue to retain top quality subcontractors and equipment manufacturers at favorable prices.

We rely on third party subcontractors and equipment manufacturers to complete our projects. The quality and timeliness of the services and equipment they provide determines, in part, the quality of our work product and our resulting reputation in the industry. In addition, if the amount we are required to pay for their services and equipment exceeds the amount we have calculated in bidding for a fixed-price contract, we will lose money on the contract. If we are unable to maintain relationships with subcontractors and manufacturers who will fill our requirements at a favorable price, our business will suffer.

Our failure to attract qualified engineers and management personnel could hinder our success.

Our ability to attract and retain qualified engineers and other professional personnel when we need them will be a major factor in determining our future success. There is a very competitive market for individuals with advanced engineering training, and we are not assured of being able to retain the personnel we will need.

Key personnel are critical to our business and our future success depends on our ability to retain them.

Our success depends on the contributions of our key management, environmental and engineering personnel. The loss of these officers could result in lost sales opportunities, lost business, difficulties operating our assets, difficulties raising additional funds and could therefore significantly impair our financial condition. Our future success depends on our ability to retain and expand our staff of qualified personnel, including environmental technicians, sales personnel and engineers. Without qualified personnel, we may incur delays in rendering our services or be unable to render certain services. We may not be successful in our efforts to attract and retain qualified personnel as their availability is limited due to the demand of hazardous waste management services and the highly competitive nature of the hazardous waste management industry. We do not maintain key person insurance on any of our employees, officers or directors.

GreenShift Corporation can exert control over us and may not make decisions that further the best interests of all stockholders.

GreenShift Corporation controls 100% of our outstanding Series C and Series D preferred stock. The preferred shares are convertible into over 80% of our Common Stock. As a result, GreenShift Corporation exerts a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, it could cause us to enter into transactions or agreements which we would not otherwise consider.

GS Energy Corporation is not likely to hold annual shareholder meetings in the next few years.

Delaware corporation law provides that members of the board of directors retain authority to act until they are removed or replaced at a meeting of the shareholders. A shareholder may petition the Delaware Court of Chancery to direct that a shareholders meeting be held. But absent such a legal action, the board has no obligation to call a shareholders meeting. Unless a shareholders meeting is held, the existing directors elect directors to fill any vacancy that occurs on the board of directors. The shareholders, therefore, have no control over the constitution of the board of directors, unless a shareholders meeting is held. Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved. Kevin Kreisler, who is currently the sole director of GS Energy, was appointed to that position by the previous directors. If other directors are added to the Board in the future, it is likely that Mr. Kreisler will appoint them. As a result, the shareholders of GS Energy will have no effective means of exercising control over the operations of GS Energy.

Investing in our stock is highly speculative and you could lose some or all of your investment.

The value of our common stock may decline and may be affected by numerous market conditions, which could result in the loss of some or the entire amount invested in our stock. The securities markets frequently experience extreme price and volume fluctuations that affect market prices for securities of companies generally and very small capitalization companies such as us in particular.

The volatility of the market for GS Energy common stock may prevent a shareholder from obtaining a fair price for his shares.

The common stock of GS Energy is quoted on the OTC Bulletin Board. It is impossible to say that the market price on any given day reflects the fair value of GS Energy, since the price sometimes moves up or down by 50% or more in a week's time. A shareholder in GS Energy who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.

Our common stock qualifies as a "penny stock" under SEC rules which may make it more difficult for our stockholders to resell their shares of our common stock.

Our common stock trades on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it were listed on a stock exchange or quoted on the NASDAQ National Market or the NASDAQ Small-Cap Market. Because our common stock does not trade on a stock exchange or on the NASDAQ National Market or the NASDAQ Small-Cap Market, and the market price of the common stock is less than $5.00 per share, the common stock qualifies as a "penny stock." SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock affects the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

Only a small portion of the investment community will purchase "penny stocks" such as our common stock.

GS Energy common stock is defined by the SEC as a "penny stock" because it trades at a price less than $5.00 per share. GS Energy common stock also meets most common definitions of a "penny stock," since it trades for less than $1.00 per share. Many brokerage firms will discourage their customers from purchasing penny stocks, and even more brokerage firms will not recommend a penny stock to their customers. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not consider a purchase of a penny stock due, among other things, to the negative reputation that attends the penny stock market. As a result of this widespread disdain for penny stocks, there will be a limited market for GS Energy common stock as long as it remains a "penny stock." This situation may limit the liquidity of your shares.

                              SELLING SHAREHOLDERS

The table below contains  information  regarding the  individuals  who are using this prospectus to offer common shares.
                                                                                                    Percentage of
                                            Shares Owned        Number of          Shares Owned     Class Held
Selling Shareholder        Position         Before Offering     Shares Offered     After Offering   After Offering
-------------------        --------         ----------------    --------------     --------------   --------------
Kevin Kreisler             C.E.O.           62,500,000          50,000,000         12,500,000             0.5%


                           OTHER AVAILABLE INFORMATION

     GS Energy Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) GS Energy's Annual Report on Form 10-KSB for the year ended December 31, 2006;

     (e) GS Energy's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007;

     (f) GS Energy's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007;

     (g) GS Energy's Current Report on Form 8-K dated May 22, 2007 as filed on May 25, 2007;

     (e) GS Energy's Current Report on Form 8-K dated June 22, 2007 as filed on June 25, 2007; and

     (f)  the   description   of  GS  Energy  Common  Stock   contained  in  its
          Registration Statement on Form SB-2 (No. 333-49166).

     GS Energy is also incorporating by reference all documents hereafter filed by GS Energy pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

     Upon written request, GS Energy will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to Kevin Kreisler, GS Energy Corporation, One Penn Plaza, Suite 1612, New York, NY 10119.

     GS Energy files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company. In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

     You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

                                INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.


                                    * * * * *

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, GS Energy Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 20th day of September, 2007.

                                         GS ENERGY CORPORATION.

                                         By:/s/ Kevin Kreisler
                                            -----------------------------------
                                                Kevin Kreisler
                                                Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities indicated on September 20, 2007.


/s/ Kevin Kreisler
---------------------------------
    Kevin Kreisler, Director,
    Chief Executive Officer

/s/ Jacqueline Flynn
--------------------------------
    Jacqueline Flynn,
    Chief Financial Officer,
    Chief Accounting Officer